Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

Eastern Insurance Holdings, Inc., a Pennsylvania corporation (“Eastern”), Eastern Acquisition Corp., an Indiana corporation (“EA Corp”), and Employers Security Holding Company, an Indiana corporation (“Employers”), enter into and agree as provided in this Amendment to Agreement and Plan of Merger (the “Amendment”):

1. Subject Matter of Amendment.

(a) Eastern, EA Corp and Employers are parties to an Agreement and Plan of Merger dated as of August 6, 2008 (the “Merger Agreement”).

(b) Unless defined in or modified by this Amendment, capitalized terms used in this Amendment have the meaning defined in the Merger Agreement.

(c) For good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, Eastern, EA Corp and Employers now desire and agree to amend the Merger Agreement as provided in this Amendment.

2. Amendment of Certain Defined Terms. The following terms as used in the Merger Agreement are amended to have the respective meanings set forth below:

(a) “Closing Date” shall mean September 29, 2008.

(b) “Closing Balance Sheet Date” shall mean August 31, 2008.

(c) “Closing Consolidated Shareholders’ Equity” shall mean the consolidated shareholders’ equity of Employers as of the Closing Balance Sheet Date as determined in accordance with GAAP as applied in the preparation of Employers’ consolidated balance sheet at June 30, 2008 and as adjusted by the provisions of Section 2.4(d) of the Merger Agreement.

3. Amendment of Section 2.6. Section 2.6 of the Merger Agreement is amended by adding a new Subsection (g) to read in its entirety as follows:

(g) The parties agree that (i) Eastern shall be obligated to pay interest to the Employers Shareholders on each distribution that the Employers Shareholders are entitled to receive from the Escrow Holdback pursuant to this Section 2.6; (ii) the amount of such interest shall equal the portion of the interest or other earnings on the Escrow Holdback required to be concurrently distributed pursuant to Section 2.6(d); and (iii) Eastern’s obligation to pay interest under foregoing clause (i) shall be satisfied in full by the distribution prescribed under Section 2.6(d).

4. General.

(a) To the extent the terms and provisions of this Amendment conflict or are inconsistent with the terms and provisions of the Merger Agreement, the terms and provisions of this Amendment shall control and, to such extent, will modify and amend the Merger Agreement.

(b) Except as modified or amended by this Amendment, the Merger Agreement will remain unchanged and in full force and effect. All references in the Merger Agreement to “this Agreement” shall include reference to this Amendment, and to the Merger Agreement as amended and modified by this Amendment, for purposes of applying the terms and provisions of the Merger Agreement.

(c) The amendments and modifications to the Merger Agreement under this Amendment will be effective as of the date of this Amendment.

(d) This Amendment may be executed in any number of counterparts, and by any party on a separate counterpart, each of which will constitute an original, and all of which together will constitute one and the same document. An executed counterpart of this Amendment faxed, or scanned and emailed, by a party to another party will constitute deliver by the sending party to the recipient party, may be treated by the recipient party as an original, and will be admissible as evidence of such executed and delivered counterpart.

Executed and effective as of September 26, 2008.

EASTERN INSURANCE HOLDINGS INC.		EMPLOYER SECURITY HOLDING COMPANY

By:		By:
Printed:	Bruce M. Eckert		Mike Michael
Title:	CEO		President

EASTERN ACQUISITION CORP.

By:
Printed:	Kevin M. Shook
Title:	Treasurer & CFO

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